Exhibit 99.1

13 March 2018

Dear Fellow Shareholder

It is with pleasure that I write to invite certain eligible shareholders of Immutep to participate in Immutep’s Share Purchase Plan (“SPP”), as announced on 12 March 2018. Eligible shareholders are being offered the opportunity to subscribe for ordinary shares in Immutep on the same terms as the private placement to institutional investors including, Australian Ethical, Platinum and Ridgeback and our former Chairman Lucy Turnbull, in which we raised $6.85m, as announced on the same date.

This interest in your Company from prominent investors further validates our Lymphocyte Activation Gene-3 (“LAG-3”) product development programs. Immutep has a strong pipeline with multiple ongoing immunotherapy clinical trials which are expected to provide data readouts in 2018 and 2019.

Our focus on LAG-3 prompted the re-naming of the Company to Immutep in late calendar 2017, to reflect our new therapeutic concentration on the LAG-3 assets that came with our acquisition of Immutep SA, completed in 2014. Immutep currently has four LAG-3 product candidates. The most advanced is efti, which is based on the LAG-3 immune control mechanism which plays a vital role in regulating T cells. Efti is best described as an immune activator, boosting T cell responses to fight cancer in combination with chemotherapy or other immunotherapies.

The proceeds from the private placement and proposed SPP are expected to extend our cash reach towards the end of calendar 2019. Crucially, this capitalises the Company well past the expected timing for the progression free survival (“PFS“) data readout from our ongoing European Phase IIb clinical trial evaluating eftilagimod alpha (“efti” or “IMP321”) in combination with chemotherapy, paclitaxel, in metastatic breast cancer, referred to as AIPAC (Active Immunotherapy PAClitaxel).

Our concentration on the LAG-3 immune checkpoint and combinatory clinical trials is capturing the attention of the international pharmaceutical market and we are proud to now have partnerships in place with three of the world’s leading pharmaceutical companies in the immunotherapy space, GlaxoSmithKline, Novartis and, as announced earlier this week, Merck & Co., Inc. Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada), in addition to our other existing partnerships such as Eddingpharm. We believe our new collaboration with MSD is further validation of our lead LAG-3 product candidate, efti.

The planned Phase II clinical trial, referred to as TACTI-002 (Two ACTive Immunotherapies), will evaluate the combination of efti with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in a new clinicaltrial. This trial will evaluate the safety and efficacy of this novel immunotherapy combination in patients with non-small cell lung cancer (“NSCLC”), head and neck cancer, or ovarian cancer. The TACTI-002 clinical trial will be a Phase II, Simon two-stage, non-comparative, open-label, single-arm, multicentre clinical study. Up to 120 patients across the three indications are planned to be treated in medical centres in Europe and the United States with the trial expected to commence in the second half of calendar 2018.

The new clinical trial announced this week significantly builds on the momentum we are generating in the evaluation of efti through our existing clinical trial pipeline. Our ongoing Phase IIb AIPAC clinical trial in metastatic breast cancer reported positive safety and efficacy data from its safety run-in phase in Europe in June 2017. The trial remains on track to be fully recruited by mid-(calendar) 2018. Continuing this momentum, Immutep plans to file an investigational new drug application for efti with the U.S. Food & Drug Administration (“FDA”) in the first half of calendar 2018 to assess the development pathway for efti in the U.S. This follows a pre-investigational new drug application meeting with the FDA in late 2017.

Additionally, in February 2018 the Database Safety Monitoring Board confirmed that the combination of efti and KEYTRUDA® is safe and well tolerated in patients in doses up to 30 mg per subcutaneous injection. This news enabled Immutep to expand the Phase I (“TACTI-mel”) clinical trial in Australia with an additional six patients and commence the combination therapy at an earlier stage of treatment. This is also very important for the previously mentioned new Phase II clinical trial.

Efti is also being evaluated in an investigator sponsored Phase I clinical trial (“INSIGHT”) in Germany. This trial is investigating the effect of direct injection of efti into solid tumours and was approved for commencement in July 2017.

Our pharma partners are also reporting encouraging progress with their respective Immutep LAG-3 product candidates. Novartis, which is developing IMP701 (or LAG525), an anti-LAG-3 antibody, is currently recruiting a total of 675 patients for its two ongoing clinical trials.

GlaxoSmithKline is developing IMP731, a novel LAG-3 depleting antibody, for the treatment of autoimmune diseases and has now fully recruited 67 patients for its Phase I, first-in-human clinical trial which is expected to complete this month. Both Novartis and GlaxoSmithKline are responsible for all development costs with Immutep entitled to receive royalty and milestone payments. Eddingpharm owns the exclusive rights to develop and market efti in mainland China, Hong Kong, Macau, and Taiwan.

Also setting us apart from many other biotech companies, our partnerships are already generating revenue. Last year Novartis paid Immutep a milestone payment, its second payment in relation to the development of IMP701. The Company also recently received a milestone payment of US$1 million from EOC Pharma, an affiliate of Eddingpharm, in relation to the development of efti in China.

The macro economic perspective for Australian biotech is encouraging, underpinned by the recent acquisition of Viralytics by Merck for AU$502 million (US$394 million). I’m very pleased at the pace and direction of our Company’s achievements. This positive momentum, the macro environment, and our growing shareholder support, gives me great confidence that our Company has a bright future.

The SPP offer documentation (a copy of which is enclosed with this letter), sets out the eligibility criteria for participation in the offer. I encourage you to read the offer documentation and to consider taking up the offer of new shares to further invest in Immutep.

Yours sincerely,

Dr Russell Howard
Non-Executive Chairman

Immutep Limited

ACN 009 237 889

13 March 2018

2018 SHARE PURCHASE PLAN

On 12 March 2018, Immutep Limited ACN 009 237 889 (Immutep or Company) announced to the Australian Securities Exchange (ASX) that it had successfully raised A$6.85 million from an institutional placement of 326,192,381 new fully paid ordinary shares in Immutep shares to institutional investors at an issue price of $0.021 per share (Placement).

The board of directors of Immutep (Board) recognises that a number of the Company’s loyal shareholders did not have an opportunity to participate in the Placement. The Board is therefore pleased to offer eligible shareholders (as defined below) an opportunity to participate in the Company’s 2018 share purchase plan (SPP or Offer). The SPP will give all Eligible Shareholders (defined below) an opportunity to apply for up to $15,000 worth of new shares (New Shares) in the Company at an issue price of $0.021 per New Share, being the issue price per Share paid by institutional investors under the Placement (Issue Price).

The Offer to subscribe for New Shares is made on the basis of the attached SPP terms and conditions of the (Offer Document) and the accompanying Application Form.

The SPP is open to all shareholders recorded as holding Shares on the Company’s register of members as at 7.00pm (Sydney time) on 9 March 2018 and who have a registered address in Australia or New Zealand (and who otherwise meet the eligibility criteria set out in the attached Offer Document) (Eligible Shareholders).

Participation in the SPP is completely optional. However, an Eligible Shareholder’s entitlement to participate in the SPP is non-renounceable. This means that an Eligible Shareholder’s right to participate in the SPP cannot be transferred to anyone else.

The full terms and conditions of the SPP are enclosed and, if you are eligible and wish to participate in the SPP, you should complete and return the enclosed Application Form together with a cheque, bank draft or money order for the relevant amount of application monies, or submit a BPAY® payment, in accordance with the instructions on the Application Form. If you are a ‘custodian’, you may be required to submit a custodian certificate to Immutep in order to participate on behalf of any beneficiaries. Please see the attached Offer Document for further details. Your application and payment must be received by no later than 5.00pm (Sydney time) on 6 April 2018.

You should be aware that your own financial institution may implement earlier cut-off times with regard to electronic payment, and you should therefore take this into consideration when making payment. It is your responsibility to ensure that funds submitted through BPAY are received by 5.00pm (Sydney time) on 6 April 2018.

Important information

The offer of New Shares under the SPP is made in accordance with Class Order [CO 09/425] Share and interest purchase plans (ASIC [CO 09/425]) issued by the Australian Securities and Investments Commission which grants relief from the requirement in the Corporations Act 2001 (Cth) to issue a disclosure document for the SPP.

It is important to ensure that you read this Offer Document and the accompanying Application Form in full before deciding whether to apply for New Shares under the SPP.

In particular, you should note the future market price of Shares is uncertain and may rise or fall. This means the price you pay for Shares under the SPP may be either higher or lower than the Share price as traded on ASX at the time the Shares are issued to you under the SPP, with the effect that the value of your investment in the Shares could rise or fall.

This document does not provide financial advice and has been prepared without taking account of any person’s investment objectives, financial situation or particular needs. If you are in any doubt about the course of action you should follow, you should seek advice from your financial, taxation or other professional adviser in relation to the SPP before participating in the SPP.

Key Offer details

KEY OFFER DETAILS

Issue price per New Share	2.1 cents ($0.021) per New Share

Minimum application amount	$1,000 per Eligible Shareholder

Maximum application amount	$15,000 per Eligible Shareholder

Applications can be made for parcels of shares (rounded up to the next whole number of shares) valued at: *	A. $1,000 (47,620 New Shares) B. $2,500 (119,048 New Shares) C. $5,000 (238,096 New Shares) D. $7,500 (357,143 New Shares) E. $10,000 (476,191 New Shares) F. $15,000 (714,286 New Shares)

Amount to be raised under the SPP ^	The Company is targeting a raise of up to $10 million under the SPP and reserves the right to accept additional applications under the SPP.

Proposed use of funds raised under the SPP

The funds raised from the SPP are intended to be used to provide the Company with additional funding to:

•   fund its activities under the newly announced collaboration under the clinical trial collaboration and supply agreement with Merck & Co., Inc. (“Merck”) Kenilworth, NJ, USA (known as “MSD” outside the

United States and Canada), through a subsidiary, to evaluate the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with MSD’s anti-PD-1 therapy KEYTRUDA® (“pembrolizumab”) in a new clinical trial that will evaluate the combination in several different solid tumours. The planned Phase II clinical trial, referred to as TACTI-002, will evaluate the safety and efficacy of this novel immunotherapy combination in patients with either non-small cell lung cancer (“NSCLC”), head and neck cancer, or ovarian cancer. The TACTI-002 clinical trial will be a Phase II, Simon two- stage, non-comparative, open-label, single-arm, multicentre clinical study. Up to 120 patients across the three indications are planned to be treated in medical centres in Europe and the United States with the trial expected to commence in the second half of 2018.

•   fund the Company’s ongoing immune-oncology clinical development programs and pre-clinical development program in autoimmune disease; and

•   provide general working capital for the Company and add security to the balance sheet, and to pay the costs of the Placement and the SPP.

Record date for the SPP. +	7.00pm (Sydney time) 9 March 2018, being the last trading day before the date on which the details of the SPP were first announced to the ASX.

Opening date for the SPP	19 March 2018

Closing date for the SPP. +	6 April 2018

Anticipated issue of New Shares under the SPP. +	13 April 2018

Anticipated dispatch of holding statements and (if applicable) refunds. +	13 April 2018

Anticipated commencement of trading of New Shares on ASX. +	16 April 2018

*	Custodians may apply for up to $15,000 worth of New Shares under the SPP in these parcels on behalf of each distinct beneficiary represented, using a Custodian Certificate as an Application for each beneficiary applying, which Custodian Certificate must be obtained from the Company’s Share Registrar. Further details are provided in section 3.3 below.
^	The Board has the absolute discretion to accept Applications from Eligible Shareholders, in excess of $10 million, or scale back Applications if necessary. If a scale back occurs, the Company reserves the right to give priority to Eligible Shareholders who have applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit . Should a scale back happen, an Eligible Shareholder may not receive the full number of New Shares applied for under the SPP and the balance of any application monies not applied to purchase New Shares under the S PP will, if equal to $2 or more, be refunded to the Applicant, but otherwise aggregated and donated to charity. Refunds will be paid to the Applicant by cheque. No interest shall be paid on refunded application monies.

+	These dates are indicative only. The Company reserves the right to change any date without notice, including by postponing the Closing date for the Offer or closing the Offer early, or to withdraw or cancel the Offer (in which case all monies subscribed will be refunded).

All references to $ amounts in the Plan and this Offer Document are to Australian dollars.

If you wish to participate in the SPP you must apply for New Shares using the personalised Application Form accompanying this Offer Document, unless you are a custodian and wish to apply on behalf of distinct beneficiaries (see Section 3.3 below).

If any of your details on the Application Form are incorrect, please contact the Company’s Share Registrar urgently on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia), between Monday to Friday 9am to 5pm

Immutep 2018 SPP Offer Document

Part 1 – The Offer

Immutep Limited (Immutep or Company) invites Eligible Shareholders (as defined below) to apply for up to A$15,000 worth of new fully paid ordinary shares in Immutep (Shares) under a share purchase plan on the terms and conditions set out in this document (SPP or Offer) at an issue price per Share of $0.021 being the price per Share paid by institutional investors under the placement announced by Immutep on 12 March 2018 (Placement) (which represented a discount of 12.5% to Immutep’s closing Share price on the Australian Securities Exchange (ASX) on 9 March 2018).

If you are eligible to purchase Shares under the SPP and you decide to participate, you must purchase a minimum parcel of Shares with a dollar value of $1,000 or a maximum parcel of Shares with a dollar value of $15,000 (Maximum) or any of the other increments set out in the application form included with these SPP terms and conditions (Application Form), namely parcels of Shares having a dollar value of $1,000, $2,500, A$5,000, A$7,500, A$10,000 or A$15,000 stated in the Application Form.

Please carefully read these SPP terms and conditions relating to the Offer, as you will be bound by them.

Key dates*

Event	Date
Record Date	7.00pm (Sydney time), Friday, 9th March 2018

Offer opens	9.00am (Sydney time), Monday, 19th March 2018

Offer closes	5.00pm (Sydney time), Friday, 6th April 2018

Issue of Shares under SPP	Friday, 13th April 2018

Expected date for quotation of Shares issued under the SPP on ASX	Monday, 16th April 2018

Dispatch of holding statements	Friday, 13 April 2018

*	The timetable is indicative only and subject to change. Immutep retains the discretion, subject to the listing rules of ASX and the Corporations Act 2001 (Cth) (Corporations Act), to alter any or all of these key dates at its discretion (generally or in particular cases), without prior notice, including extending the closing date or to withdraw the SPP without prior notice. Applicants a re encouraged to submit their Application Forms as soon as possible.

Part 2 – The terms and conditions of the Offer

1	IMPORTANT NOTICES

This document has been prepared by Immutep.

The Offer of new fully paid ordinary shares in Immutep (New Shares) under the SPP is not a recommendation by Immutep to purchase New Shares. Nothing in these SPP Terms and Conditions, the SPP Application Form or any other accompanying documentation constitutes investment or financial product advice or is intended to influence your decision whether or not to participate in the SPP.

The SPP documentation does not constitute a prospectus or a product disclosure statement and does not (and nor is it required under the Corporations Act 2001 (Cth) (Corporations Act) to contain all the information that a prospectus or a product disclosure statement is required to contain under the Corporations Act. Rather, the Corporations Act and Australian Securities and Investments Commission (ASIC) Class Order [CO 09/425] allow an offer under share purchase plans to be made by providing certain confirmations to the market on the basis that all information that investors and their professional advisers would reasonably require to make an informed investment decision in relation to the SPP, when read with these SPP terms and conditions and the accompanying information, is publicly available. Accordingly, you must rely on your own knowledge of Immutep, previous disclosures made by Immutep to the ASX and, if necessary, consult with your professional adviser when making your decision whether or not, and the extent to which, you wish to apply for New Shares under the SPP (taking into account your own financial situation, needs and objectives).

This document and the accompanying materials do not constitute an offer of securities for sale in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (U.S. Securities Act)) (U.S. Person) and may not, directly or indirectly, be sent or disseminated in the United States or to any U.S. Person in any place. The New Shares to be issued under this Offer have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to, or for the account or benefit of, any U.S. Person except in compliance with the registration requirements of the U.S. Securities Act and any other applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

If you apply to participate in the SPP, you are accepting the risk that the market price of Shares may change between the date on which you send in an Application Form and the date on which New Shares are issued to you under the SPP (Issue Date). This means that it is possible, that up to or after the Issue Date, you may be able to buy Shares at a lower price than the price you pay under the SPP. Immutep encourages you to consider seeking professional, financial and taxation advice before participating in the SPP.

2	WHO IS AN ELIGIBLE SHAREHOLDER?

You are eligible to apply for New Shares in the SPP if you are a shareholder of Immutep and:

(a)	your registered address as recorded in Immutep’s register of members is in Australia or New Zealand;

(b)	you were registered as a holder of fully Shares in Immutep as at 7.00pm (Sydney time) on Friday, 9 March 2018;

(c)	you are not a U.S. Person or acting for the account or benefit of a U.S. Person; and

(d)	you do not hold Shares on behalf of another person who resides outside Australia or New Zealand (unless you also hold Shares in another eligible capacity),

(an Eligible Shareholder).

Immutep has determined that it is not practical for holders of Shares with addresses on Immutep’s register of members in jurisdictions outside Australia and New Zealand to participate in the SPP.

Eligible Shareholders may apply for New Shares in amounts of $1,000, $2,500, $5,000, $7,500, $10,000 or a maximum of $15,000 at $0.021 per New Share (Issue Price) without incurring brokerage, commission, stamp duty or other transaction costs.

Participation in the SPP is optional and by subscribing for New Shares under the SPP, each Eligible Shareholder agrees to be bound by the terms and conditions of the SPP and the Company’s Constitution.

The SPP will provide Eligible Shareholders the opportunity to increase their equity holding in the Company. The Directors reserve the right in their absolute discretion to accept Applications from Eligible Shareholders in excess of $10 million or to scale back Applications if necessary.

The aggregate number of New Shares that may be issued under this SPP will be 4 76,190,476 (subject to rounding) at the Issue Price to raise at least $10 million, being equivalent to approximately 19.8% of the Company’s fully paid ordinary shares (Shares) currently on issue as at the date of this SPP.

If a scale back occurs, the Company reserves the right to give priority to Eligible Shareholders who have applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit. Should a scale back happen, an Applicant may not receive the full number of New Shares applied for under the SPP and the balance of any application monies not applied to purchase New Shares under the SPP will, if equal to $2 or more, be refunded to the Applicant, but otherwise donated to charity. Excess application monies will be refunded (without interest) as soon as reasonably practicable.

The SPP is governed by the law in force in New South Wales. By accepting the offer under the SPP, an Eligible Shareholder submits to the non-exclusive jurisdiction of the courts of New South Wales.

3	ISSUE PRICE

The New Shares are being offered under the SPP at an issue price of 2.1 cents per New Share, being the same price per Share paid by institutional investors under the Placement.

The Issue Price represents a 12.5% discount to the last closing price of the Company’s Shares, as traded on ASX, of $0.024 on 9 March 2018, and an approximately 18% discount to the 5 day VWAP of the Company’s Shares, as traded on ASX, up to and including 12 March 2018 (of $0.026).

As the Company’s Share price may increase or decrease between the date the offer is made under the SPP and the date when the New Shares are allotted and issued to Applicants under the SPP, the price paid by a member for the New Shares under the SPP may be higher or lower than the share price at the time of the Offer or at the time the New Shares are issued and allotted to the Applicant.

4	ELIGIBILITY FOR PARTICIPATION

In applying for New Shares, each Eligible Shareholder must comply with the terms of ASIC Class Order [CO 09/425] to the extent that it applies to them. What is required in order to comply with ASIC Class Order [CO 09/425] is set out in the section titled ‘ASIC Class Order [CO 09/425]’ below.

The Offer to each Eligible Shareholder is made on the same terms and conditions. The Offer is non-renounceable (ie you may not transfer your right to apply for Shares under the SPP to anyone else).

To the extent that an Eligible Shareholder holds Shares on behalf of another person resident outside Australia or New Zealand, it is their responsibility to ensure that any acceptance complies with all applicable foreign laws.

In order to comply with relevant securities laws, the Shares to be issued under this SPP may not be offered to Immutep shareholders located in the ‘United States’ or to Immutep shareholders who are, or who are acting for the account or benefit of, U.S. Persons. As used herein, the term ‘United States’ is as defined in Regulation S under U.S. Securities Act.

Because of these legal restrictions, you must not send copies of this Offer Document or any other material relating to the SPP to any person resident in the United States or who are, or are acting for the account or benefit of, U.S. Persons.

New Shares subscribed for by Eligible Shareholders under the SPP will be issued only to the registered holder to whom they are offered. Each offer under the SPP is made on the same terms and conditions.

All Eligible Shareholders will receive the same offer under the SPP, irrespective of the number of Shares which they hold on the Record Date.

Directors and officers of the Company (and their associates) who hold Shares as at the Record Date may participate in the SPP, subject to the terms and conditions set out in this Offer Document and the SPP Application Form.

The Company will not issue New Shares to a particular Applicant unless the Company receives their respective certification described below.

3.1	Application for New Shares

Unless the Eligible Shareholder is a Custodian (defined below), each Eligible Shareholder is entitled to apply for $1,000, $2,500, $5,000, $7,500, $10,000 or $15,000 worth of New Shares (irrespective of whether the Eligible Shareholder receives multiple Application Forms under the SPP, for example, due to the Eligible Shareholder having multiple registered holdings of Shares), subject to the Eligible Shareholder certifying that the total of the application moneys subscribed for under the SPP, when aggregated with the following, does not exceed $15,000:

(a)	the New Shares or interest in New Shares the subject of the Application Form;

(b)	any other Shares or interest in Shares in the Company:

(i)	issued to that shareholder;

(ii)	which that shareholder has instructed a custodian to acquire on their behalf; or

(iii)	issued to the custodian or another custodian as a result of an instruction given by that shareholder to the custodian or another custodian and which resulted in the shareholder holding beneficial interests in the Shares or interests in Shares, under the SPP or any similar arrangement in the 12 months before making an Application under the SPP.

Applications may be made by either:

(a)	completing the enclosed Application Form and making payment by one of the methods described in paragraph 6 below; or

(b)	submitting a BPAY® payment,

for the amount payable in respect of the number of New Shares which you have applied for. Custodians must also complete the Custodian Certificate and provide a copy of such certificate to Immutep.

By completing and submitting the personalised Application Form (referred to below) which accompanies these terms and conditions (or by making payment via BPAY), an Eligible Shareholder certifies the above statements in section 3.1.

3.2	Joint holders

Unless an Eligible Shareholder is a Custodian (defined below), if an Eligible Shareholder is recorded with one or more other persons as the joint holder of Shares, the joint holding is considered a single registered holding for the purpose of participation in the SPP. Joint holders are entitled to participate in the SPP in respect of that single holding and may apply for a subscription in an amount of $1,000, $2,500, $5,000, $7,500, $10,000 or $15,000 worth of New Shares (irrespective of whether the holder and the other person or persons receive multiple offers under the SPP, for example, due to multiple identical registered holdings), subject to the joint holder certifying that the total of the application moneys subscribed under the SPP, when aggregated with the following, does not exceed $15,000:

(a)	the New Shares or interest in New Shares the subject of the Application Form, and

(b)	any other Shares or interest in Shares in the Company:

(i)	issued to that joint holder,

(ii)	which that joint holder has instructed a custodian to acquire on their behalf; or

(iii)	issued to the custodian or another custodian as a result of an instruction given by that joint holder to the custodian or another custodian and which resulted in the joint holder holding beneficial interests in the Shares or interests in Shares, under the SPP or any similar arrangement in the 12 months before making an Application under the SPP.

By completing and submitting the personalised Application Form (referred to below) which accompanies these terms and conditions (or by making payment via BPAY), a joint holder certifies the above statements in section 3.2.

3.3	ASIC Class [CO 09/425]

This invitation to apply for New Shares under the SPP is made in accordance with the requirements of ASIC Class Order [CO 09/425]. That Class Order grants relief from the requirement to prepare a prospectus or other disclosure document for the invitation to apply for Shares under the SPP.

As set out above, in applying for New Shares, Eligible Shareholders must comply with ASIC Class Order [CO 09/425] to the extent it applies to them.

If you are a custodian, trustee or nominee within the definition of ‘custodian’ in ASIC Class Order [CO 09/425] (Custodian) you must do those things set out in the section titled ‘Custodians, Trustees and Nominees’ below as well as make an application in accordance with these SPP terms and conditions, in order to comply with ASIC Class Order [CO 09/425].

If you are not a Custodian, by making an application in accordance with these SPP Terms and Conditions, you will have complied with ASIC Class Order [CO 09/425].

For the purposes of ASIC Class Order [CO 09/425] you are a ‘custodian’ if you are an Eligible Shareholder that:

(a)	holds an Australian financial services licence that:

(i)	covers the provision of a ‘custodial or depository service’ (as defined in section 766E of the Corporations Act); or

(ii)	covers the operation of an IDPS (as defined in ASIC Class Order [CO 13/763]; or

(b)	is exempt under:

(i)	paragraph 7.6.01(1)(k) of the Corporations Regulations 2001 (Cth) (Regulations);

(ii)	paragraph 7.6.01(1)(na) of the Regulations;

(iii)	ASIC Class Order [14/1000] or ASIC Class Order [CP 14/1001];

(iv)	Schedule 2 to the ASIC Corporations (Repeal and Transitional) Instrument 2016/396;

(v)	an instrument, not being a legislative instrument, made by ASIC and which applies to the person on terms similar to Schedule 2 of the legislative instrument referred to in subparagraph (iv) or any of the ASIC Class Orders repealed by that legislative instrument; or

(vi)	paragraph 911A(2)(h) of the Corporations Act,

from the requirement to hold an Australian financial services licence for the provision of a custodial or depository service; or

(c)	that is a trustee of a:

(i)	self-managed superannuation fund; or

(ii)	superannuation master trust; or

(d)	that is the responsible entity of an IDPS-like scheme; or

(e)	that is the registered holder of Shares is noted on the register of members of Immutep as holding the Shares or interests on account of another person.

3.4	Custodians, trustees and nominees

If you are a Custodian and hold Shares on behalf of one or more Beneficiaries (defined below) (each a Participating Beneficiary), you may only apply for a parcel of New Shares up to the Maximum for each Participating Beneficiary. However, Immutep will not allocate New Shares under the SPP unless the Custodian certifies the matters set out in paragraph 9 of ASIC Class Order [CO 09/425] in a certificate (Custodian Certificate).

A Beneficiary is a person who resides in Australia or New Zealand for whom a Custodian (being an Eligible Shareholder) held Shares on behalf of the Beneficiary on the record date for the SPP and who is not, or is not acting for the account or benefit of a U.S. person.

If you hold Shares as a trustee or nominee for another person, but are not a Custodian, you cannot participate for beneficiaries in the manner described above. In this case, the rules for multiple single holdings (above) apply.

Where a Custodian holds Shares jointly on behalf of two or more Participating Beneficiaries, the Custodian:

(a)	may participate jointly in respect of those Participating Beneficiaries up to the Maximum as if the Custodian held Shares on behalf of a single Participating Beneficiary; and

(b)	is taken to have been instructed to apply for New Shares under the SPP on behalf of those Participating Beneficiaries if the Custodian has received such an instruction in accordance with the terms on which the Shares are held or where the terms on which the Shares are held do not cover the giving of such instructions, the Custodian has received such instructions from any of those Participating Beneficiaries.

A Custodian holding Shares for the benefit of a U.S. Person may not apply for Shares under this Offer for that U.S. Person.

Custodians should have received a Custodian Certificate with this Offer Document. If you did not receive a Custodian Certificate or would like further information on how to apply under the SPP, you should contact the Company’s Share Registrar urgently on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia), between Monday to Friday 9am to 5pm. Applications received from Custodians must be accompanied by a duly completed and signed Custodian Certificate.

Custodians will not be entitled to participate in the SPP if their participation would be in breach of ASIC Class Order [CO 09/425].

3.4	Electronic Payment

Where an Eligible Shareholder applies for New Shares under the SPP and makes payment under the electronic payment facility (BPAY) offered by the Company for that payment, in making that payment the holder is representing to the Company that that the total of the application moneys subscribed for by the particular Applicant, when aggregated with the following, does not exceed $15,000:

(a)	the New Shares or interest in New Shares the subject of the Application Form, and

(b)	any other Shares or interest in Shares in the Company:

(i)    issued to that Eligible Shareholder,

(ii)    which that Eligible Shareholder has instructed a custodian to acquire on their behalf; or

(iii)    issued to the custodian or another custodian as a result of an instruction given by that Eligible Shareholder to the custodian or another custodian and which resulted in the Eligible Share holder holding beneficial interests in the Shares or interests in Shares, under the Plan or any similar arrangement in the 12 months before the application under the Plan.

5	HOW TO APPLY FOR NEW SHARES

The Offer to participate in the SPP opens on 19 March 2018.

An offer to participate in the SPP may be accepted by an Eligible Shareholder (Acceptance) by making payment by BPAY or by completing and returning the Application Form (or Custodian Certificate, if applicable), together with the appropriate payment for the amount to which the Acceptance relates (by cheque in Australian dollars drawn on an Australian bank made payable to “Immutep Limited SPP Account”), by no later than the Offer closing date of 6 April 2018 (Closing Date). Application Forms or Custodian Certificates (if applicable) (or payments by BPAY) received after that time may not be accepted.

Acceptance includes making payment using the BPAY facility offered by the Company’s share registry, Boardroom Pty Limited (other than by Custodians), but only via your unique customer reference number as described on your personalised Application Form, by no later than the Closing Date. If Acceptance is by making payment by BPAY, the Application Form need not be returned to the Company, but the respective certifications and representations detailed in Section 3 above will be deemed to have been made. Acceptance by Custodians cannot be by BPAY. Custodians must return the Custodian’s Application Form and Custodian Certificate, together with their cheque in payment of the application moneys corresponding to the details in the Custodian Certificates.

If Acceptance (via BPAY) or one or more Application Forms are received from an Eligible Shareholder in relation to New Shares with a value greater than $15,000, the Eligible Shareholder will be issued with the maximum number of New Shares permitted by the SPP (subject to any scaling back by the Company in accordance with this Offer). The difference between the subscription moneys received from such Eligible Shareholder and the number of New Shares allocated to that Eligible Shareholder multiplied by the Issue Price, will be refunded to the Eligible Shareholder by cheque, without payment of any interest, as soon as reasonably practicable following allotment of all the New Shares under the SPP (except where the amount to be refunded is less than $2.00, in which case the Eligible Shareholder acknowledges and agrees that the Company will donate the refund to a charity nominated by the Company).

If an Eligible Shareholder subscribes for an amount which is not exactly divisible by the Issue Price for the New Shares, in calculating the number of New Shares to be issued, all fractional entitlements will be rounded down to the next whole New Share.

By submitting the personalised Application Form which accompanies the SPP (or by making payment via BPAY), an Eligible Shareholder:

(a)	certifies the statements in Section 3 as applicable above;

(b)	certifies that it has read, accepted and agreed to comply with the SPP terms and conditions (detailed in this Offer Document) and that all the details in its Application Form are true and complete;

(c)	acknowledges that it is an Eligible Shareholder using the unique identifier provided on the Application Form or Custodian Certificate and that the Application is irrevocable and cannot be withdrawn.

Notwithstanding any other provision in these terms and conditions, the Board may, in its sole discretion, reject any Acceptance, Application Form or Custodian Certificate which is received from ineligible shareholders or otherwise which:

•	is incomplete, incorrectly filled out or accompanied by a cheque which is not paid in full on first presentation; or

•	which the Board believes is completed by a person within, or a person acting for the account or benefit of a person within, another jurisdiction where, in the reasonable opinion of the Board, it would be unlawful or impractical for the Company to issue the New Shares.

If a BPAY payment is not processed, or a cheque is not cleared, through the banking system, the member’s Application will not be accepted and the member will be deemed to agree to be responsible for any dishonour fees or other costs incurred. If a cheque is dishonoured, that dishonoured cheque will not be re-presented.

Once submitted, Applications for New Shares under the SPP cannot be withdrawn or amended.

Shareholders should consult their taxation or investment advisers to clarify the financial and taxation implications for them in subscribing for New Shares under the SPP.

6	EFFECT OF MAKING AN APPLICATION

If you apply to participate in this Offer by submitting a BPAY® payment or completing and returning the Application Form (with a cheque, bank draft or money order):

•	you confirm that you are an Eligible Shareholder;

•	you declare that all details and statements in your Application Form are true, complete and not misleading;

•	unless you are applying as Custodian for one or more Participating Beneficiaries, you represent and warrant to Immutep, and irrevocably and unconditionally appoint Immutep as your agent to certify in writing (or otherwise) on your behalf, that the aggregate of the application price paid by you for:

(i)	the Shares the subject of such Application Form or BPAY® payment for this SPP; and

(ii)	any other Shares applied for by you, or which you have instructed a Custodian to acquire on your behalf, under the SPP and/or any similar arrangement operated by Immutep in the 12 months prior to your application (Immutep has not conducted a similar arrangement in the preceding 12 months), does not exceed the Maximum;

•	you agree that your application is made on the terms and conditions of the SPP set out in this document, the Application Form and Immutep’s constitution;

•	you accept that you will not be able to withdraw or revoke your application or BPAY® payment once you have sent it in (or paid it, as the case may be);

•	you authorise Immutep (and its officers and agents) to correct any error or omission in your Application Form and to complete the Application Form by the insertion of any missing details;

•	you acknowledge that Immutep may at any time determine that your Application Form is valid, in accordance with these terms and conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;

•	you accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on Immutep’s register of members;

•	you are responsible for any dishonour fees or other costs Immutep may incur in presenting a cheque for payment which is dishonoured;

•	you acknowledge that Immutep is not liable for any exercise of its discretions referred to in these SPP terms and conditions;

•	you irrevocably and unconditionally agree to the terms and conditions set out in this document;

•	you are in compliance with all relevant laws and regulations (including, without limitation, section 1043A of the Corporations Act and laws and regulations designed to restrict terrorism financing and/or money laundering);

•	you acknowledge that the market price of the Shares may rise or fall between the date the SPP opens and the Issue Date and that the price you pay per New Share under the SPP may exceed the market price of the Shares at the time the New Shares are issued to you under the SPP;

•	you acknowledge that the New Shares to be issued under the SPP have not, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdictions in the United States, or in any other jurisdiction outside Australia or New Zealand and accordingly, the Shares may not be offered, sold or otherwise transferred except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and any other applicable securities laws; and

•	you have not and will not send any materials relating to the SPP to any person in the United States or that is or acting for the accounting or benefit of a U.S. Person.

7	SCALE BACK

The target amount to be raised under the SPP is $10 million and at the Board’s discretion a higher amount. The Board reserves the right (in its absolute discretion) to scale back subscription applications.

If a scale back occurs, the Company reserves the right to give priority to Eligible Shareholders who have applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit. Should a scale back happen, the balance of any application monies not applied to purchase New Shares under the SPP will, if equal to $2 or more, be refunded to the Applicant, but otherwise aggregated and donated to charity. Decisions made by the Company on any scale back will be final.

8	ISSUE OF NEW SHARES

The New Shares to be issued pursuant to the offer under the Plan will be issued as soon as reasonably practicable after the Closing Date and the Company will apply for those New Shares to be quoted on the ASX.

The Company will, within the period required by the ASX Listing Rules, send each participant (whose Application Form has been accepted by the Company) a holding statement in respect of any New Shares issued to the participant under the SPP.

New Shares issued under the SPP will rank equally with all existing Shares and will therefore carry the same voting rights, dividend rights and other entitlements as those Shares from the date of issue.

9	EXCLUDED APPLICANTS

A shareholder who alone or with its associates would obtain an interest in more than 20% of the issued voting shares of the Company may be ineligible to accept (part or all of) an offer under the SPP. The Company reserves the right to refuse an application if the Applicant (alone or with its associates) would obtain an interest in more than 20% of the issued voting shares of the Company.

In the event that an application is adjusted, the Company will refund to the Applicant by cheque without interest the between the application monies received by the Company and application monies payable for the number of New Shares actually issued to the Applicant.

The New Shares are not being offered or sold to the public within New Zealand other than to existing shareholders of the Company with a registered address in New Zealand to whom the Offer of New Shares is being made in reliance on the Securities Act (Overseas Companies) Exemption Notice 2013 (New Zealand). This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Securities Act 1978 (New Zealand). This document is not an investment statement or prospectus under New Zealand law and is not required to, and may not, contain all the required information that an investment statement or prospectus under New Zealand law is required to contain.

This document may NOT be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares in the United States or to, or for the account or benefit of, any person in the United States or any other jurisdiction in which such an offer would be illegal. The shares to be offered and sold in the Plan have not been, and will not be, registered under the US Securities Act or the securities laws of any other state or jurisdiction of the United States.

10	NO SHAREHOLDER APPROVAL REQUIRED

The Company is not required to seek the approval of Shareholders in relation to the offer of New Shares under the SPP.

11	AMENDMENT OF THE PLAN

Subject to all applicable laws and regulations, the Board may, in its absolute discretion, amend, suspend or terminate the SPP at any time (including, without limitation, by extending the Closing Date). The Company will notify ASX of any amendment, suspension or termination of the SPP, but failure to do so will not invalidate the amendment, suspension or termination. The Company may issue to any person fewer New Shares than subscribed for under the SPP (or none at all) if the Company believes that the issue of those New Shares would contravene any law or the ASX Listing Rules or the Corporations Act, in which case the balance of any application monies not applied to purchase New Shares under the SPP will be refunded to the Applicant by cheque (without interest).

12	ADMINISTRATION AND DISPUTE RESOLUTION

The Company’s principal objective in administering the SPP is to facilitate maximum participation consistent with compliance with [CO 09/425] and all applicable laws and efficient administrative practices.

The Company may adopt any administrative procedures it thinks appropriate (from time to time) in relation to the Plan. The Company may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, the Offer, any Acceptance Form or New Shares, and the decision of the Company will be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right (subject to the Corporations Act and [CO 09/425] to waive compliance with any provision of these terms and conditions.

13	NO UNDERWRITING

The SPP will not be underwritten.

14	NOTICES

Notices and statements to participating shareholders may be given in any manner determined by the Company.

15	PRIVACY ACT

Chapter 2C of the Corporations Act requires information about shareholders (including name, address and details of the shares held) to be included in the Company’s public register. If a shareholder ceases to be a shareholder, Chapter 2C of the Corporations Act requires this information to be retained in the Company’s public register. These statutory obligations are not altered by the Privacy Act 1988 (Cth) as amended. Information is collected to administer shareholders’ security holdings.

16	NO FINANCIAL PRODUCT ADVICE

Shareholders should obtain their own advice on whether or not to participate in the SPP. The Company is not licensed to provide financial product advice in relation to the Company’s shares or any other financial products. No cooling off regime applies in respect of the acquisition of New Shares under the SPP (whether the regime is provided for by law or otherwise).

17	ENQUIRIES

If you have any questions about the Offer or not accept the Offer, please contact your stockbroker or other professional adviser.

If you have any questions on how to complete the Application Form please contact the Company’s Share Registry on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia), between Monday to Friday 9am to 5pm.

Immutep Limited ABN 99 009 237 889 Name and address Name and address Name and address Name and address Name and address Name and address All correspondence to Boardroom Pty Limited GPO Box 3993 Sydney NSW 2001 Tel: 1300 737 760 (within Aust) Tel: + 61 2 9290 9600 (outside Aust) Fax: + 61 2 9279 0664 www.boardroomlimited.com.au corporateactions@boardroomlimited.com.au Share Purchase Plan (SPP) - Application Form Record Date: 9 March 2018 Close Dte: 5.00pm (Sydney, Australia time) on 6 April 2018 Issue price: $0.021 cents per ordinary share Barcode YOUR PAYMENT MUST BE RECEIVED BY 5.00PM (SYDNEY, AUSTRALIA TIME) ON 6 April 2018 A Purchase details (choose one option) If you pay by BPAY you do not need to return this Form Indicate your choice below by marking one box only to indicate the number of new fully paid ordinary shares (New Shares) in Immutep Limited (Company) you wish to subscribe for under the Company’s Share Purchase Plan (SPP) Offer A A$1,000 (47,620 New Shares) Offer B A$2,500 (119,048 New Shares) Offer C A$5,000 (238,096 New Shares) Offer D A$7,500 (357,143 New Shares) Offer E A$10,000 (476,191 New Shares) Offer F A$15,000 (714,286 New Shares) B Payment Details Payment may only be made by BPAY or cheque (or bank draft) and in Australian dollars. Cash will not be accepted and payments cannot be made at any bank. Custodians cannot make payment by BPAY Payment Option 1 - BPAY Biller Code: Ref: Telephone & Internet Banking - BPAY® Contact your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au ® Registered to BPAY Ltd ABN 69 079 137 518 • To pay via BPAY please contact your participating financial institution • If paying by BPAY you do not need to return the Application Form • If paying by BPAY the amount of your payment received divided by the issue price of $0.021 per New Share will be deemed to be the total number of New Shares you are applying for. If your BPAY payment is: o less than A$1,000, Immutep will not issue any New Shares to you and will refund your application money to you; o greater than A$15,000, subject to scale back, Immutep will issue to you the number of New Shares that would have been issued to you had you applied for the highest designated amount and will refund the excess application money to you; or o between A$1,000 and A$15,000 and is not one of the designated amounts, subject to scale back, Immutep will issue you the number of New Shares that would have been issued to you had you applied for the highest designated amount that is less than the amount of your BPAY payment, and will refund the excess application money.

Payment Option 2 - Cheque Record cheque details below • Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted. • Your cheque or bank draft must be made payable to ‘Immutep Limited – SPP A/C’ and crossed ‘Not Negotiable’. • Please ensure that you submit the correct amount. Incorrect payments may result in your Application being rejected. • If paying by cheque, you must complete this Application Form and submit it together with your cheque before your Application will be accepted. C Contact Details Please provide a telephone number and contact name in case we need to contact you regarding your Application. Home telephone number Work telephone number Contact name D Applicant’s Certification and Acknowledgements By lodging this Application Form with your cheque (or bank draft) or making a BPAY payment, you certify that the total application price for the following does not exceed A$15,000: • the New Shares the subject of your Application; • any other New Shares applied for by you under the SPP; • any other New Shares issued to you under a similar arrangement in the 12 months before my/our Application; • any other New Shares you have instructed a Custodian to acquire on your behalf under the SPP; and • any other New Shares issued to a Custodian under an arrangement similar to the SPP in the 12 months before your Application as a result of an instruction given by you to the Custodian or another Custodian and which resulted in my/our holding beneficial interests in the New Shares. You also acknowledge and confirm that you have read, understood and agreed to the terms and conditions of the SPP details of which were announced to ASX on 13 March 2018. Immutep Limited may settle in any manner it deems appropriate, any dispute or anomalies which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any applicant or application for New Shares. The decision of Immutep will be conclusive and binding on all persons to whom the determination relates. Immutep reserves the right to waive compliance with any provision of the SPP’s terms and conditions. The Directors reserve the right to withdraw the offer of New Shares under the SPP, or reduce the amount of SPP Shares that may be subscribed for under the SPP in any manner, at any time prior to the issue date. Any excess application moneys will be refunded. No interest will be paid on any refunded application money. By lodging this Application Form with your cheque (or bank draft) or making a BPAY payment, you are also deemed to have made the representations set out in sections 3 and 6 of Immutep’s SPP offer booklet given to ASX on or about 13 March 2018. Unless otherwise defined, capitalised terms in this Application Form have the meanings given to them in the SPP booklet. NO SIGNATURE IS REQUIRED ON THIS APPLICATION FORM THE SPP IS NON-RENOUNCEABLE BPAY payments or Application Forms and cheques must be received no later than 5.00 pm (Sydney, Australia time) on 6 April 2018 at: MAILING ADDRESS DELIVERY ADDRESS Boardroom Pty Limited Boardroom Pty Limited GPO Box 3993 Level 12 SYDNEY NSW 2001 225 George Street SYDNEY NSW 2000 You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP. Drawer Cheque BSB Account No. Amount A$ Number Number E Information for Custodians If you are a Custodian as defined in ASIC Class Order CO 09/425, you must complete this Application Form and a Custodian Certificate (which must be requested from the Company’s share registrar) and submit both documents together with your cheque before your Application will be accepted. If you have not received a copy, or require an additional copy, of the Custodian Certificate, please contact Boardroom Pty Limited on +61 (0)2 9290 9600.Applications received from Custodians that are not accompanied by the Custodian Certificate will be rejected.